March 29, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Barbara Jacobs

Office of Mergers and Acquisitions

450 Fifth Street, NW. – Mail Stop 4561

Washington, DC. 20549-0406

Re: WorldTradeShow.com, Inc.

Registration Statement on Form 10-SB Filed February 14, 2006

File No. 0-51126

Dear Ms. Jacobs:

Pursuant to your letter of March 16, 2006 we are responding to your specific comments and questions. We have filed our Amendment no 1. to the Registration Statement on Form 10-SB to reflect our responses, a redlined copy which is included with this letter.  Our responses follow in the order they were raised in your letter. We have also enclosed various exhibits to this letter as the supporting details as requested.

Amendment No 1 to Form 10-SB

Form 10-SB

1.

See prior comment 1 of our December 6 letter.  Despite your response to the contrary, you continue to use the safe harbor language of the Private Securities Litigation Reform Act in the first paragraph under the Table of Contents.  As previously noted, this safe harbor is not available to you and you must remove all references to that Act or make it clear each time that you reference it that is unavailable to you.

Registrant Response to Staff Comment No 1.  The applicant disclosures have been revised to indicate that the safe harbor protection will not be available until such time as the Registrant is a reporting company.

[Reference:  the response text is found on page 3 of the Form 10-K/A, first paragraph under “Cautionary Statement Regarding Forward Looking Statements” and the top of the page 10]

Part I Item 1.Description of Business Background

2.

Please see our prior comment 2 of our February 9, 2006 letter.  We still have not seen the supplemental business plan.  Please provide this.

Registrant Response to Staff Comment No 2.   The requested business plan will be

provided to the Commission Staff on a supplemental basis.

3.

Please make it clear that the value of the stock issued in the Dudesmart transaction was $264,000.

Registrant Response to Staff Comment No 3.   The value of the stock for the

                   Dudesmart transaction was $264,000.

[Reference: The requested disclosure is set forth in the fourth paragraph of page 3]

4.

Please revise your background section for clarity. For example, when you discuss the DudeSmart acquisition you reference the WTS Discount Card, Vietnam, and two websites (i.e., Hotels.com.vn and Dot.vn) without any prior context.  Please ensure that you update your business discussion to the extent practicable.  In this regard, we note several references to the 2005 time period.  It also appears that your license agreement with Hi-Tek expired January 14, 2006, yet, we cannot locate any discussion of an extension.

Registrant Response to Staff Comment No 4.  We have revised the background section for clarity.  The Hi-Tek license agreement has been extended, please check exhibit 10.14

5.

We note that, other than the above agreement with Hi-Tek, there have been no agreements filed regarding any of the financing of  WorldTradeShow’s business to date by “loans from management, shareholders and the debt from its major vendor and majority shareholder, Hi-Tek.”  If there are any written agreements with any of these entities, they should be filed as exhibits.

Registrant Response to Staff Comment No 5.  There are no written agreements with loans or financing from management.

6.

Please disclose whether DudeSmart has achieved operational status as you disclose that you anticipate in your discussion of “Assets & Liabilities.”

Registrant Response to Staff Comment No 6.  DudeSmart has not achieved operational status, and we have adjusted our discussion in the “Assets & Liabilities Section” as well we have adjusted timing for operational status in the “Plan of Operation Section” in the May – July section.

Research and Development

Prior Comment Number 8

7.

We reissue and clarify a portion of our prior comment.  The services performed by Hi-Tek including the development and the deployment of your promotional website appear to be contract services that would fall under the guidance in paragraph 11d of SFAS 2. As previously requested, tell us how you considered paragraph 11d of SFAS 2 in accounting for this arrangement with Hi-Tek.

Registrant Response to Staff Comment No 7.

Any services provided by Hi-Tek are billed at regular market rates and recorded as they incur.   Currently the work performed by Hi-Tek maintenance and support type of work therefore the Company does not believe it would fall in under paragraph 11d of SFAS 2.

Employees and Employment Agreements

8.

Please clarify which employment or consulting agreements are currently in effect.  The material terms of each such agreement should be set forth and the agreement should be filed as an exhibit pursuant to Item 601 (b) (10) of Regulation S-B.  In this regard, we note that you have filed an independent contractors agreement with Sheldon Silverman, your chief executive officer, which expired June 30, 2005.

Registrant Response to Staff Comment No 8.  There are two independent contractors agreements that are in effect.  Mr. Carlos Rosette and Mr. Sheldon Silverman, both agreements are filed as exhibits 10.15 and exhibit 10.16.

Management’s Discussion and Analysis

9.

It appears that you changed only the numbers in the “Results of Operations” portion of this discussion and made no real effort to address any reason for why those numbers might have changed.  Please revise this discussion to address the reason for the material changes.

Registrant Response to Staff Comment No 9.  The reason for the material changes in the numbers are that one of our directors, Mr. Lee Johnson former director, resigned in 2004 and his employee contract ended.

10.

Please present six-month data in your summary of selected financial information.

Registrant Response to Staff Comment No 10.

We are now presenting nine-month data summary in our selected financial information.

11.

Your disclosure notes that you plan to sign a renewal of your service agreement with Hi-Tek to run for an additional 12 months through 2006, which provides for the payment of your monthly operating expenses and will allow you to operate without additional funding for the next 12 months.  Please disclose the current status of this agreement.  We are able to locate only the 2005 Hi-Tek service agreement, which expired January 2006 (Exhibit 10.6); please note that this agreement is missing Schedule A. Further, it does not appear to provide for any payment of expenses or rental of your offices as stated in your disclosure.

Registrant Response to Staff Comment No 11.  The Hi-Tek service agreement and Schedule “A” are attached as exhibit 10.17.

Executive Compensation

12.

The amounts shown in All Other Compensation column of the Summary Compensation Table for Mr. Silverman should be moved to other Annual Compensation column. See item 402(b) of Regulation S-B. Further, the option grant table should only be shown for the past fiscal year (i.e., April 30, 2005)  and the option exercise table should reflect options held at year end by each named executive officer  (even if there were no exercises) and the value of those –in –the money.  See Release No. 34-32723.  See also CF Tel.  Interp. J. 20.  With respect to your executive compensation information, we note that you disclose various fiscal year ends (i.e., April 30, December 31, and October 31.)  Please revise to refer only to your April 30 fiscal year end.

Registrant Response to Staff Comment No 12.

Financial Statements, page F1 Report of Independent Public Accounting Firm

Prior Comment Number 23

13.

We reissue and our prior comment number 23.  Revise to include an auditor’s opinion on the cumulative data (“Cumulative from inception (September 15, 1995 to April 30, 2005”) in the annual audited financial statements.

Registrant Response to Staff Comment No 13.

The auditors report has been revised to reflect the cumulative data as of September 15, 1995.

Notes to Financial Statements

Note 2-Summary of Significant Accounting Policies

Revenue Recognition

Prior Comment Number 27

14.

We note from your response and revised disclosure that the company earns commissions on room revenues.  Tell us who pays the Company commissions and the nature of the arrangements with the entity.  Further, explain the Company’s basis in GAAP for recognizing revenue for commissions at the time customers present records of room reservations.

Registrant Response to Staff Comment No 14.

The Company provides hotels in Vietnam with a reservation engine online for which it receives a 5% commission from the hotels.

The company  recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 101A and 101B and as revised by SAB 104, “Revenue Recognition” and Statement of Position No. 97-2, “Software Revenue Recognition.” Accordingly, we recognize revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Note3 – Intangible, long-lived assets and goodwill

DudeSmart.com

Prior Comment Number 31

15.

We note your response does not address how you considered the criteria in EITF 98-3 when concluding whether the Dudesmart.com transaction was an acquisition of a business or assets.  In your response, provide specific details on how you considered the criteria and what your conclusion was based on those considerations.  Further, tell us whether the Company and Dudesmart.com were under common control at the time of the transaction and the nature of that control relationship.  If there is a common control relationship, tell us how you considered paragraphs 11 and D11 through D18 of SFAS 142 in accounting for this transaction and other transactions with entities with which the Company had common control relationship.

Registrant Response to Staff Comment No 15.

On June 23, 2000, the Company accepted a proposal to exchange 1,200,000 shares of common stock for 100% of the outstanding common stock of Dudesmart.com, Inc.  At the time of the transaction, the shares were valued at $.22 per share (estimated value $264,000), and had about 12.3 million shares outstanding.  Therefore the Company did not need to consider this transaction with any kind of control relationship and believes it does not need to consider paragraphs 11 and D11 through D18 of SFAS 142 as the sellers were independent and only had a minority interest in the Company.  At the date of accusation Dudesmart.com had no fixed assets and all Development fees were expensed as occurred.  Over the past several years the original owners have become close partners with the Company, please refer to Note 8.

License Agreement with Hi-Tek Multimedia, Inc.

Prior Comment Number 35

16.

We note your response to our prior comment.  Tell us what you mean when you state that the “prior auditor did not amortize the licensing agreement …” In this regard, explain what accounting functions, if any, are performed by your registered independent public accounting firm.  Further, explain what you mean when you state that “… the company assumed to amortize its license agreement with its revenue stream”

Registrant Response to Staff Comment No 16.

The Company meant that it has taken the position not to amortize the licensing agreement and the prior auditor agreed with this position.  The prior auditor had no accounting function with the Company and performed the audit and reviewed the quarters as needed.

As for the assumption to amortize its license agreement with its revenue stream the Company had assumed it would be able to start generating revenue much sooner and apply the cost of the licensing agreement against its revenue.  Unfortunately, the revenue stream started much later and far slower than anticipated.  The Company has now impaired the licensing agreement as per FAS 141.

Business.com.vn  Marketing License Agreement

Prior Comment Number 37

17.

We note your response to our prior comment.  It is not evident from your response or disclosures what service the Company is performing to generate royalty fees from Business.com.vn other than paying a “marketing fee”.  Explain why the “Marketing Licensing Agreement” is a revenue generating arrangement considering it does not appear the Company is providing any services or selling any products to earn the “royalty” from Business.com.vn.

Registrant Response to Staff Comment No 17.  The identifiable benefits Business.com.vn receives are:  Expertise in marketing in the USA and Mexico on and offline as well as cross marketing through Hotels.com.vn and MyBajaGuide.com - (slated to launch first week in April).  Business.com.vn has access to major databases through WTS will be utilizing the data to market online to travel agents, tour companies, airlines and travel packages in the USA and Mexico specifically.  The directors of Business.com.vn wish to expand into the USA market, targeting the approximate 600,000 Vietnamese patriots and all North Americans and Mexicans. WTS will begin a large marketing campaign upon funding which will include; email marketing to travel agencies, attending travel trade shows, billboard and radio advertising.  Hi-Tek our major shareholder is working with the Consulate General of Vietnam for an e-commerce website for “Travel Visa’s Online” (expected launch May-2006) this is an exclusive agreement with Hi-Tek.  We will be working with Hi-Tek and the Vietnamese Government to have a link on WorldTradeShow.com for all Travel Visa’s for the Country of Vietnam.  We have just met with Business.com.vn in Vietnam in late March to discuss the budget needed for marketing.  Hi-Tek also explained the benefits of working with a public company and to have online travel Visa’s to help promote travel in Vietnam.  Talks with Business.com.vn went very well and the directors of Business.com.vn are planning a trip to our offices in late April to move forward on a long term basis.

Part III

Item 1. Exhibits

18.

Exhibits must be filed as separate documents within your EDGAR filing and the correct EDGAR document type must be used.  Please revise.

Registrant Response to Staff Comment No 18.  The Applicant will revise this upon Edgarizing in this next filing

19.

All agreements must be filed as exhibits in their executed form, not as “form of” agreements.  Please revise.

Registrant Response to Staff Comment No 19. The Applicant has noted this and will file future exhibits in their executed form.

20.

Exhibit 4.1 must be filed.  If you cannot convert PDF format to one that is acceptable for filing on EDGAR, you may include a page labeled “Exhibit 4.1” that contains a link to a site where a copy of the stock certificate is available for viewing.

Registrant Response to Staff Comment No 20.  The Applicant has created a web link to view the copy of the stock certificate and will be inside Exhibit 4.1 http://www.worldtradeshow.com/StockCert/

Signatures

21.

Your signature page is dated October 17, 2005, which appears to relate in time to the Form 10-SB that you filed on October 19 and then withdrew.  Please revise.

Registrant Response to Staff Comment No 21.  The Applicant will revise the signature page with the proper date.

General

As appropriate, please amend your filing and respond to these comments by April 5, 2006 or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.